EXHIBIT 12

Rayonier Inc. and Subsidiaries

Ration of Earnings to Fixed Charges

(Unaudited, thousands of dollars)

	Six Months Ended June 30,
	2005	2004
Earnings:
Income from Continuing Operations	$76,415	$120,980
Add:
Income tax expense/(benefit)	(3,815)	(28,665)
Amortization of capitalized interest	1,194	1,226

	73,794	93,541

Adjustments to earnings for fixed charges:
Interest and other financial charges	25,140	23,013
Interest factor attributable to rentals	238	144

	25,378	23,157

Earnings as adjusted	$99,172	$116,698

Fixed Charges:
Fixed charges above	$25,378	$23,157
Capitalized interest	—	—

Total fixed charges	$25,378	$23,157

Ratio of earnings as adjusted to total fixed charges	3.91	5.04